EXHIBIT 99.1

GENTERRA CAPITAL INC.

PRESS RELEASE

GENTERRA CAPITAL INC. REPORTS THIRD QUARTER FINANCIAL RESULTS

Toronto, August 29, 2011 – Genterra Capital Inc. (TSXV: “GIC”)

As previously announced, effective May 10, 2010 Consolidated Mercantile Incorporated (“CMI”) and Genterra Inc. (“Genterra”) amalgamated to form Genterra Capital Inc. (“GCI”).  Net income for the nine months ended June 30, 2011 was $248,696 compared to a net loss of $246,469 in the 2010 period. The 2011 results include a gain on sale of a rental real estate property during the previous quarter of $473,895. Earnings per share for the period were $0.02 compared to a loss per share of $0.03 in the 2010 period.

As CMI was identified as the acquirer, the results of operations for the nine months ended June 30, 2011 include the operations of the combined entity, while the results for the nine months ended June 30, 2010 include the results for CMI only up to May 09, 2010 and for the combined entity thereafter.

Genterra Capital Inc. is a management holding company whose assets include rental real estate properties and investments.

For further information, please contact:

Stan Abramowitz, Secretary
(416) 920-0500

Disclaimer: TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.